Creating and Preserving Affordable and Workforce Housing

An important focus of the HIT’s activities is the creation of housing, particularly housing that is affordable to working families. The HIT finances new construction and substantial rehabilitation of projects that build and preserve housing across the U.S. In addition, the HIT helps to refinance projects that lower costs and preserve and extend affordability for low-and moderate-income families.

Since 1984, the HIT has invested in:

•  109,219 total units built or rehabilitated

•  72,429 affordable and workforce units or 66% of total units

•  14,378 units preserved through refinancing (no construction work)

These projects have financed:

•  Workforce housing provided for teachers, municipal workers, and others who qualify based on income. The     percentage of area median income varies by area and by program.

•  Senior housing restricted to individuals of a specified age, typically 62 or older.

•  Healthcare facilities provide beds for severely ill children, rural underserved areas, and urban areas with    additional needs.

Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on
HIT and subsidiary Building America project data. Data current as of June 30, 2018. Since inception dates from
1984-2Q 2018. In 2017 dollars.